FILED BY WORLD AIRWAYS, INC.
PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933
AND RULE 13E-4 UNDER THE SECURITIES EXCHANGE ACT OF 1934
SUBJECT COMPANY: WORLD AIRWAYS, INC.
COMMISSION FILE NO.: 333-107275

On September 17, 2003, World Airways, Inc. issued the following press release:

WORLD AIRWAYS EXTENDS EXCHANGE OFFER
TO OCTOBER 9, 2003

Peachtree City, GA – September 17, 2003, World Airways, Inc. (NASDAQ:WLDA) announced today that it has extended its offer to exchange up to $40,545,000 principal amount of newly issued 8% Convertible Senior Subordinated Debentures Due 2009 for its existing 8% Convertible Senior Subordinated Debentures Due 2004. The exchange offer, as extended, will expire at 5:00 p.m. EDT on October 9, 2003, unless further extended by World Airways.

The exchange offer is subject to the satisfaction or waiver by the Company of several conditions, including one that a minimum of $38,500,000 of the principal amount of the existing convertible debentures, representing approximately 95% of the outstanding existing convertible debentures, has been validly tendered and not withdrawn prior to the expiration date of the exchange offer. As of the close of business on September 16, 2003, $529,000 aggregate principal amount of existing debentures, representing 1.3% of the existing debentures outstanding, had been tendered.

World Airways has extended the exchange offer to consider changes to its terms as a result of informal discussions with significant holders of existing debentures and recent developments in the World Airways’ business and financial outlook. Any changes to the terms of the exchange offer will be reflected in an amendment to the exchange offer materials, which will be made available to holders of existing debentures and may require further extension of the exchange offer period.

Utilizing a well-maintained fleet of international range, wide-body aircraft, World Airways, Inc. has an enviable record of safety, reliability and customer service spanning more than 55 years. The Company is a U.S. certificated air carrier providing customized transportation services for major international passenger and cargo carriers, the United States military and international leisure tour operators. Recognized for its modern aircraft, flexibility and ability to provide superior service, World Airways, Inc. meets the needs of businesses and governments around the globe. For more information, visit the Company’s website at .

World Airways, Inc. filed a registration statement, including a prospectus and other related materials, with the Securities and Exchange Commission in connection with the exchange offer. The Company urges holders of existing debentures to read these documents and any amendments and supplements when they become available because they contain important information about World Airways and the exchange offer. These documents may be obtained free of charge at the SEC’s website at . Exchange offer materials may also be obtained free of charge from MacKenzie Partners, Inc., the information agent for the exchange offer, by calling (800) 322-2885.